Exhibit 8: Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors

(1) Total number of credit analysts and credit analyst supervisors (as of April 1, 2020)
- Total number of credit analysts: 62 (including all credit analyst supervisors)
- Total number of credit analyst supervisors: 30

(2) General description of the minimum qualifications required of the credit analysts
- Undergraduate degree
- Prior employment with a financial institution or similar qualification

JCR considers personal integrity to be the most important hiring criterion for the analysts – as well as for other employees. For this reason, we conduct thorough background checks on each recruit or job applicant. Although background checks usually vary in form and substance, JCR may make oral inquiries to the recruit's or the applicant's former employers. With respect to professional skills and competence, we offer jobs to individuals with meaningful experience in credit analysis as a credit officer in a financial institution or a person with similar qualification. Additionally, every new recruit goes through a probation period of six months after being hired, during which time his/her qualification as a professional is carefully scrutinized.

(3) General description of the minimum qualifications required of the credit analyst supervisors
- Undergraduate degree
- Prior employment with a financial institution or similar qualification

Credit analyst supervisors are appointed by the management from the ranks of the (senior) analysts or persons who have sufficient experience and management skills.